UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number: 333-121620

HARVEST OPERATIONS CORP.
(Translation of registrant's name into English)

Suite 2100, 330 - 5th Avenue S.W,
Calgary, Alberta, Canada T2P 0L4
(403) 265-1178
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated March 1, 2012 announcing 2011 reserves summary in addition to fourth quarter and full year 2011 financial and operating results

99.2	Audited Annual Financial Statements for 2011 filed on SEDAR March 1, 2012

99.3	Management’s Discussion and Analysis for 2011 filed on SEDAR March 1, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARVEST OPERATIONS CORP.
(Registrant)

Date: March 2, 2012	By:	/s/ Robert Pearce

Robert Pearce
	Title:	Chief Operating Officer